Exhibit 99.1

Bitauto Announces Unaudited Second Quarter 2014 Results

Delivers Year-over-year Growth of 159.5% in Operating Profit

BEIJING, August 11, 2014 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the second quarter 2014 ended June 30, 20141.

Second Quarter 2014 Highlights

•	Revenue in the second quarter of 2014 was RMB522.3 million (US$84.2 million), a 54.5% increase from the corresponding period in 2013.

•	Gross profit in the second quarter of 2014 was RMB419.3 million (US$67.6 million), a 64.3% increase from the corresponding period in 2013.

•	Operating profit in the second quarter of 2014 was RMB131.8 million (US$21.2 million), a 159.5% increase from the corresponding period in 2013.

•	IFRS profit in the second quarter of 2014 was RMB115.9 million (US$18.7 million), a 107.6% increase from the corresponding period in 2013.

•	Non-GAAP profit in the second quarter of 2014 was RMB124.2 million (US$20.0 million), a 110.3% increase from the corresponding period in 2013.

•	Non-GAAP basic and diluted profit per ADS in the second quarter of 2014 was RMB2.99 (US$0.48) and RMB2.80 (US$0.45), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “I am pleased to report that we delivered another quarter of strong top and bottom line results with year-over-year revenue growth of 54.5% and non-GAAP profit growth of 110.3% in the second quarter of 2014. In particular, our bitauto.com advertising and EP platform businesses continued to drive positive results with year-over-year revenue growth of 67.0% and 59.4%, respectively.”

“I’m also pleased to say that in the second quarter of 2014 our EP platform generated over 14.0 million general sales leads2 for our auto dealer customers. We continued our efforts in developing pay-for-performance and transaction services and products, including huimaiche.com, our newly-launched C2B website, which has received positive market feedback. Investing in our mobile product offerings remains a priority and in June, we signed a strategic agreement with Baidu to be the exclusive supplier of auto-related content for the mobile segment of Baidu’s Aladdin Platform. Furthermore, the number of active users of our “Bitauto Auto Price” app continues to grow and it has already become a significant generator of sales leads for our auto dealer customers.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	One general sales lead is defined as one price inquiry from one customer to one dealer via either our online or telephone inquiry system.

“Moving forward, we continue to focus on developing our mobile product and service offerings and to execute our established three core growth strategies. First, we continue to expand the variety of value-added services on the EP platform and to drive forward our pay-for-performance and transaction services and products. Second, we continue our brand building efforts and in particular, to further enhance bitauto.com’s brand recognition. On this front, we intend to enhance our advertising efforts via traditional offline platforms starting from the third quarter. Third, we continue to invest in our used car business.”

Mr. Andy Zhang, chief financial officer of Bitauto, said: “We continued to see strong top and bottom line results driven by our popular online and mobile platforms for automaker and auto dealer customers. Improving operating efficiencies remains a priority and we were pleased to expand our operating margin for the quarter to 25.2% from 15.0% in the second quarter of last year.”

Recent Updates

As of June 30, 2014, the Company had a total of 44,055,745 ordinary shares, with 30,368,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the second quarter of 2014 were calculated using a weighted average of 41,486,974 and 44,379,077 ADSs, respectively.

Second Quarter 2014 Results

Bitauto reported revenue of RMB522.3 million (US$84.2 million) for the second quarter of 2014, including advertising and subscription revenue of RMB468.6 million (US$75.5 million) and agent service revenue3 of RMB53.7 million (US$8.7 million). The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the second quarter of 2014 was RMB103.0 million (US$16.6 million), representing a year-over-year increase of 24.4% from RMB82.8 million (US$13.4 million). Cost of revenue as a percentage of revenue in the second quarter of 2014 was 19.7%, compared to 24.5% in the corresponding period in 2013. The increase in cost of revenue was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities and an increase in tax and related surcharges in line with revenue growth.

[3]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

Gross profit for the second quarter of 2014 was RMB419.3 million (US$67.6 million), representing a 64.3% increase from the corresponding period in 2013.

Selling and administrative expenses were RMB255.9 million (US$41.3 million) for the second quarter of 2014, representing an increase of 40.4% from the corresponding period in 2013. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts, navigation and search engine marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB31.6 million (US$5.1 million) for the second quarter of 2014, a 42.5% increase from the corresponding period in 2013. The increase was primarily due to an increase in product development headcount and their related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB8.3 million (US$1.3 million) in the second quarter of 2014, compared to RMB3.2 million (US$0.5 million) in the corresponding period in 2013. The increase was mainly due to the granting of restricted share units in 2013.

Operating profit in the second quarter of 2014 was RMB131.8 million (US$21.2 million), representing a 159.5% increase from the corresponding period in 2013. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the second quarter of 2014 was RMB20.9 million (US$3.4 million), compared to an income tax expense of RMB2.2 million (US$0.4 million) in the corresponding period in 2013. The income tax expense was mainly attributed to an increase in taxable profit.

IFRS profit in the second quarter of 2014 was RMB115.9 million (US$18.7 million), a 107.6% increase from the corresponding period in 2013. Basic and diluted profit per ADS, each representing one ordinary share, in the second quarter of 2014 amounted to RMB2.79 (US$0.45) and RMB2.61 (US$0.42), respectively.

Non-GAAP profit in the second quarter of 2014 was RMB124.2 million (US$20.0 million), a 110.3% increase from the corresponding period in 2013. Non-GAAP basic and diluted profit per ADS in the second quarter of 2014 amounted to RMB2.99 (US$0.48) and RMB2.80 (US$0.45), respectively.

Second Quarter 2014 Business Segment Results

Revenue from the bitauto.com advertising business for the second quarter of 2014 was RMB294.9 million (US$47.5 million), representing a 67.0% increase from the corresponding period in 2013. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the bitauto.com advertising business for the second quarter of 2014 was RMB37.6 million (US$6.1 million), representing a year-over-year increase of 38.2% from RMB27.2 million (US$4.4 million) for the corresponding period in 2013. This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities and an increase in tax and related surcharges in line with revenue growth. Cost of revenue as a percentage of revenue in the second quarter of 2014 was 12.7%, compared to 15.4% in the corresponding period in 2013.

Gross profit from the bitauto.com advertising business for the second quarter of 2014 was RMB257.3 million (US$41.5 million), representing a 72.3% increase from the corresponding period in 2013.

Operating profit from the bitauto.com advertising business for the second quarter of 2014 was RMB102.2 million (US$16.5 million), representing a 99.6% increase from the corresponding period in 2013. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the second quarter of 2014 was RMB168.1 million (US$27.1 million), representing a 59.4% increase from the corresponding period in 2013. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 41,909 months of paid subscription for the period.

Cost of revenue for the EP platform business for the second quarter of 2014 was RMB29.7 million (US$4.8 million), representing a year-over-year increase of 42.5% from RMB20.8 million (US$3.4 million) for the corresponding period in 2013. This was mainly due to an increase in higher-direct-cost services. Cost of revenue as a percentage of revenue in the second quarter of 2014 was 17.7%, compared to 19.7% in the corresponding period in 2013.

Gross profit from the EP platform business for the second quarter of 2014 was RMB138.4 million (US$22.3 million), representing a 63.5% increase from the corresponding period in 2013.

Operating profit from the EP platform business for the second quarter of 2014 was RMB45.4 million (US$7.3 million), representing a 115.9% increase from the corresponding period in 2013.

Revenue from the taoche.com business for the second quarter of 2014 was RMB5.7 million (US$0.9 million), representing a 2.7% decrease from the corresponding period in 2013.

Cost of revenue for the taoche.com business for the second quarter of 2014 was RMB4.9 million (US$0.8 million), representing a year-over-year decrease of 47.7% from RMB9.3 million (US$1.5 million) for the corresponding period in 2013.

Gross profit from the taoche.com business for the second quarter of 2014 was RMB0.8 million (US$0.1 million), compared to a gross loss of RMB3.4 million (US$0.6 million) in the corresponding period in 2013.

Operating loss from the taoche.com business for the second quarter of 2014 was RMB10.6 million (US$1.7 million), compared to an operating loss of RMB18.7 million (US$3.0 million) in the corresponding period in 2013.

Revenue from the digital marketing solutions business for the second quarter of 2014 was RMB53.7 million (US$8.7 million), representing a 7.0% increase from the corresponding period in 2013, which reflects an increase in the number of advertising customers.

Cost of revenue for the digital marketing solutions business for the second quarter of 2014 was RMB30.9 million (US$5.0 million), representing a year-over-year increase of 21.2% from RMB25.5 million (US$4.1 million) for the corresponding period in 2013. The increase was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities.

Gross profit from the digital marketing solutions business for the second quarter of 2014 was RMB22.8 million (US$3.7 million), representing a 7.6% decrease from the corresponding period in 2013.

Operating loss from the digital marketing solutions business for the second quarter of 2014 was RMB5.2 million (US$0.8 million), compared to an operating loss of RMB2.7 million (US$0.4 million) in the corresponding period in 2013.

As of June 30, 2014, the Company had cash and cash equivalents of RMB1.1 billion (US$178.3 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the second quarter of 2014 were RMB72.8 million (US$11.7 million), RMB39.7 million (US$6.4 million), and RMB12.2 million (US$2.0 million), respectively.

Gross billings4 in the second quarter of 2014 was RMB798.7 million (US$128.7 million), compared to RMB493.0 million (US$79.5 million) in the corresponding period in 2013.

[4]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB37.3 million (US$6.0 million) as of June 30, 2014, compared to RMB69.2 million (US$11.2 million) as of December 31, 2013.

Trade receivables was RMB1.0 billion (US$164.0 million) as of June 30, 2014, compared to RMB656.7 million (US$105.9 million) as of December 31, 2013.

The number of employees totaled 2,486 as of June 30, 2014, representing a 19.5% increase from the same period in 2013. The increase in headcount was due to the year-over-year expansion of the Company’s sales network from 140 to 163 locations and an increase in headcount in our mobile product development team.

Third Quarter 2014 Outlook

Bitauto currently expects to generate revenue in the range of RMB550.0 million (US$88.7 million) to RMB570.0 million (US$91.9 million) in the third quarter of 2014, representing a 45.4% to 50.7% year-over-year increase. Bitauto currently expects non-GAAP profit in the range of RMB125.0 million (US$20.2 million) to RMB132.0 million (US$21.3 million) in the third quarter of 2014, representing a 60.9% to 69.9% year-over-year increase.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on August 11, at 8AM U.S. Eastern Time (8PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004
Hong Kong:	+852-2475-0994 or 800-930-346
China:	800-8190-121 or 400-6208-038
International:	+65-6723-9381
Conference ID:	71852733

A replay of the conference call may be accessed by phone at the following number until August 19, 2014:

US:	+1-855-4525-696
International:	+61-2-8199-0299
Conference ID:	71852733

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for third quarter of 2014 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments and non-capitalized follow-on public offering expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB
	Unaudited	Unaudited

Revenue	338,009,800	522,320,252
Cost of revenue	(82,817,498)	(103,009,159)

Gross profit	255,192,302	419,311,093

Selling and administrative expenses	(182,233,585)	(255,946,626)
Product development expenses	(22,164,419)	(31,578,122)

Operating profit	50,794,298	131,786,345

Other income	5,467,189	558,213
Other expenses	(1,512,496)	(355,284)
Interest income	2,160,832	3,391,414
Interest expense	—	(187,142)
Share of profits of associates and joint ventures	1,122,923	1,553,347

Profit before tax	58,032,746	136,746,893

Income tax expense	(2,230,049)	(20,874,029)

Profit for the period	55,802,697	115,872,864

Total comprehensive income for the period	49,595,226	115,529,055

Other financial data (unaudited)
Non-GAAP profit for the period	59,052,129	124,190,287

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB
	Unaudited	Unaudited

Profit for the period	55,802,697	115,872,864
Share-based payments	3,249,432	8,317,423

Non-GAAP profit for the period	59,052,129	124,190,287

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2013	June 30, 2014
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	656,654,578	1,017,173,243
Bills receivables	69,183,900	37,262,000
Cash and cash equivalents	1,101,660,090	1,106,007,807
Other current assets	80,791,589	176,378,554
Non-current assets	213,810,591	262,240,115

Total assets	2,122,100,748	2,599,061,719

Liabilities
Trade payables	232,533,524	377,269,338
Other current liabilities	408,685,322	552,591,631
Non-current liabilities	5,033,021	4,715,146

Total liabilities	646,251,867	934,576,115

Total equity	1,475,848,881	1,664,485,604

Total liabilities and equity	2,122,100,748	2,599,061,719

Operating segment information

	For the Three Months Ended
	June 30, 2013	% of Revenue	June 30, 2014	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	176,518		294,851		67.0%
- Gross profit	149,310	84.6%	257,260	87.3%	72.3%
- Operating profit	51,177	29.0%	102,150	34.6%	99.6%

EP platform business
- Revenue	105,455		168,076		59.4%
- Gross profit	84,641	80.3%	138,409	82.3%	63.5%
- Operating profit	21,016	19.9%	45,380	27.0%	115.9%

taoche.com business
- Revenue	5,874		5,716		(2.7%)
- Gross (loss)/profit	(3,447)	(58.7%)	837	14.6%	(124.3%)
- Operating loss	(18,688)	(318.1%)	(10,558)	(184.7%)	(43.5%)

Digital marketing solutions business
- Revenue	50,163		53,677		7.0%
- Gross profit	24,689	49.2%	22,805	42.5%	(7.6%)
- Operating loss	(2,711)	(5.4%)	(5,186)	(9.7%)	91.3%